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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT 1934

(Amendment No. _________________)*

HLS SYSTEMS INTERNATIONAL, LTD.
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

G4604M 10 6
(CUSIP Number)

March 19, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Shengheng Xu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,898,652*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,898,652*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898,652*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%**
12	TYPE OF REPORTING PERSON* IN
* Consists of 4,898,62 shares of the Common Stock held by Acclaimed Insight Investments Limited, an entity controlled by Shengheng Xu, which makes him the beneficial owner of those shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAME OF REPORTING PERSONS Acclaimed Insight Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 4,898,652*
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 4,898,652*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898,652*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.68%**
12	TYPE OF REPORTING PERSON* CO
* Acclaimed Insight Investments Limited is controlled by Shengheng Xu, which makes him the beneficial owner of those 4,898,62 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

CUSIP No. G4604M 10 6

SCHEDULE 13G

Item 1(a).	Name of Issuer:

HLS Systems International, Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Jiancaicheng Middle Road
Xisanqi, Haidian District,
Beijing, People’s Republic of China 100096

Item 2(a).	Name of Person Filing:

Shengheng Xu

Acclaimed Insight Investments Limited

Item 2(b).	Address of Principal Business Office, or if none, Residence:

Shengheng Xu
c/o Acclaimed Insight Investments Limited
102 Xingshikou Rd, Haidian District
Beijing, China 100093

Acclaimed Insight Investments Limited
102 Xingshikou Rd, Haidian District
Beijing, China 100093

Item 2(c).	Citizenship:

Shengheng Xu - People's Republic of China

Acclaimed Insight Investments Limited - British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.001

Item 2(e).	CUSIP Number:

G4604M106

Item 3.	Not applicable

CUSIP No. G4604M 10 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,898,652 shares.

(b)	Percent of class: 11.68%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 4,898,652 shares

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 4,898,652 shares

(iv)	Shared power to dispose or direct the disposition of: 0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for the Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 41,942,614 Common Shares outstanding as of June 16, 2008 as reported by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company .

Not applicable

Item 8.	Identification and Classification of the Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group .

Not applicable

CUSIP No. G4604M 10 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G4604M 10 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: June 27, 2008

/s/ Shengheng Xu
Shengheng Xu

ACCLAIMED INSIGHT INVESTMENT LIMITED

By: /s/ Shengheng Xu
Shengheng Xu